UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission file number: 001-38820

Futu Holdings Limited

11/F, Bangkok Bank Building

No. 18 Bonham Strand W, Sheung Wan

Hong Kong S.A.R., People’s Republic of China

+852 2523-3588

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 1.1, Exhibit 5.1, Exhibit 8.1, Exhibit 8.2, Exhibit 23.2 and Exhibit 23.3 to this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Futu Holdings Limited (File No. 333-248076) and Form S-8 (No. 333-233721), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	Form of Underwriting Agreement
5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares
8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2	Opinion of Han Kun Law Offices regarding certain PRC law matters
23.2	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.3	Consent of Han Kun Law Offices (included in Exhibit 8.2)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTU HOLDINGS LIMITED

By:	/s/ Leaf Hua Li
Name:	Leaf Hua Li
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2021

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